Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

Three Months Ended March 31, 2009
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$128
One-Third of Rents, Net of Income from Subleases	8

Total Fixed Charges	136

Earnings:
Loss Before Income Taxes	($262)
Fixed Charges	136

Total Earnings	(126)

Ratio of Earnings to Fixed Charges, Excluding
Interest On Deposits	N/A (a)

Coverage Deficiency	($262)

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$402
One-Third of Rents, Net of Income from Subleases	8

Total Fixed Charges	$410

Earnings:
Loss Before Income Taxes	($262)
Fixed Charges	410

Total Earnings	$148

Ratio of Earnings to Fixed Charges, Including
Interest On Deposits	0.36x (a)

(a)	Earnings are inadequate to cover fixed charges by $262 million.